Mail Stop 4561

November 20, 2006

VIA USMAIL and FAX (212) 297-1090

Mr. Robert R. Foley
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, NY 10170

> **Re: Gramercy Capital Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed on March 13, 2006**
> **File No. 001-32248**

Dear Mr. Robert R. Foley:

      We have reviewed your response letter dated October 10, 2006 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 49

1.   We have read your response to comment two.   Your response still does not provide persuasive evidence that the substantive nature of such gains and losses from debt restructurings would be non-recurring.   You expect debt restructurings to be infrequent. However, you cannot determine with certainty that debt restructurings would not occur on a recurring basis.   Accordingly, please tell us what consideration you have given to including the disclosure items noted in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in future filings.

* * * *

        As appropriate, please respond to this comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant